Exhibit (a)(5)(J)

Confidential

Chiesi Group Completes Acquisition of KalVista Pharmaceuticals

Positioned to Expand Patient Access and Accelerate Impact in Rare Diseases

Parma, Italy and Framingham, Mass., USA – 11 June, 2026 – Chiesi Group (“Chiesi”), an international research-focused biopharmaceutical group and certified B Corp, today announced the completion of its acquisition of KalVista Pharmaceuticals, Inc. (“KalVista”). KalVista is now part of Chiesi Group and will contribute to the growth of the Rare Diseases business unit, focused on research, development and commercialization of therapies for rare and ultra-rare conditions.

With the completion of the transaction, Chiesi assumed ownership of EKTERLY® (sebetralstat), the first and only oral, on-demand treatment for hereditary angioedema (HAE) attacks in adults and adolescents aged 12 years and older. EKTERLY is already approved in the United States, United Kingdom, European Union, Japan and other regions, with ongoing studies exploring its use for treating HAE attacks in children aged 2 to 11, and multiple regulatory applications under review in key global markets.

Completion of the Tender Offer and Transaction Details

On June 11, 2026, Chiesi successfully completed its tender offer for all outstanding shares of KalVista common stock for $27.00 per share in cash and accepted for payment all shares validly tendered and not validly withdrawn as of the expiration time of the tender offer, which shares represented approximately 77.8% of KalVista’s outstanding shares. Following completion of the offer, Chiesi completed its acquisition of KalVista through a merger of a wholly owned subsidiary of Chiesi with and into KalVista, in connection with which the outstanding shares of KalVista common stock were cancelled and converted into the right to receive the same $27.00 per share in cash.

As a result of the merger, KalVista became a wholly owned subsidiary of Chiesi and KalVista’s common stock ceased trading on the Nasdaq Global Market. Additional details regarding the tender can be found in a form 8-K filed by KalVista today with the Securities and Exchange Commission.

Advisors

Lazard served as exclusive financial advisor to Chiesi and Ropes & Gray LLP served as legal advisor. Centerview Partners LLC acted as financial advisor to KalVista and Kirkland & Ellis LLP and Fenwick & West LLP served as legal advisors.

******
About EKTERLY® (sebetralstat)

EKTERLY (sebetralstat) is a novel plasma kallikrein inhibitor approved in the United States, European Union, United Kingdom, Switzerland, Australia, Singapore and Japan for the treatment of acute attacks of hereditary angioedema (HAE) in people 12 years of age and older. For more information, including the full US Prescribing Information, visit EKTERLY.com.

About Hereditary Angioedema

Hereditary angioedema (HAE) is a rare genetic disease resulting in deficiency or dysfunction in the C1 esterase inhibitor (C1INH) protein and subsequent uncontrolled activation of the kallikrein-kinin system. People living with HAE experience painful and debilitating attacks of tissue swelling in various locations of the body that can be life-threatening depending on the area affected. Treatment guidelines recommend treating attacks as early as possible to prevent progression of swelling and shorten the time to attack resolution, and to consider treatment for all attacks, regardless of anatomic location or severity.

About Chiesi Group

Chiesi is a research-oriented international biopharmaceutical group that develops and markets innovative therapeutic solutions in respiratory health, rare diseases, and specialty care. The company’s mission is to improve people’s quality of life and act responsibly towards both the community and the environment.

By changing its legal status to a Benefit Corporation in Italy, the US, France and Colombia, Chiesi’s commitment to creating shared value for society as a whole is legally binding and central to company-wide decision-making. As a certified B Corp since 2019, Chiesi is part of a global community of businesses that meet verified standards of social and environmental impact. The company aims to reach Net-Zero greenhouse gases (GHG) emissions by 2035.

With 90 years of experience, Chiesi is headquartered in Parma (Italy), with 31 affiliates worldwide, and counts more than 7,900 employees. The Group’s research and development centre in Parma works alongside 6 other important R&D hubs in France, the US, Canada, China, the UK, and Sweden.

For more information, visit www.chiesi.com or the website of your local Chiesi affiliate.

About Chiesi Global Rare Diseases

Chiesi Global Rare Diseases is a business unit of the Chiesi Group established to deliver innovative therapies and solutions for people living with rare diseases. As a family business, Chiesi Group strives to create a world where it is common to have therapy for all diseases and acts as a force for good, for society and the planet. The goal of the Global Rare Diseases unit is to ensure equal access so as many people as possible can experience their most fulfilling life. The unit collaborates with the rare disease community around the globe to bring voice to underserved people in the health care system.

For more information, visit www.chiesirarediseases.com.

About KalVista Pharmaceuticals, Inc.

KalVista is a global pharmaceutical company dedicated to delivering life-changing oral therapies for individuals affected by rare diseases with significant unmet needs. The KalVista team discovered and developed sebetralstat—the first and only oral on-demand treatment for hereditary angioedema (HAE)—and continues to work closely with the global HAE community to improve treatment and care for this disease around the world.

For more information about KalVista, please visit www.kalvista.com and follow us on LinkedIn, X, Facebook and Instagram.

INDICATION AND IMPORTANT SAFETY INFORMATION

INDICATION
EKTERLY® (sebetralstat) is a plasma kallikrein inhibitor indicated for the treatment of acute attacks of hereditary angioedema (HAE) in adult and pediatric patients aged 12 years and older.

IMPORTANT SAFETY INFORMATION

Adverse reactions: The most commonly reported adverse reaction was headache.

Drug interactions: EKTERLY is a substrate of CYP3A4. Concomitant use of EKTERLY with a strong CYP3A4 inhibitor increases sebetralstat exposure, which may increase the risk of sebetralstat adverse reactions. Avoid use of EKTERLY with strong CYP3A4 inhibitors and reduce the dose of EKTERLY to one dose of 300 mg (one tablet) with moderate CYP3A4 inhibitors. Concomitant use of EKTERLY with a strong or moderate CYP3A4 inducer decreases sebetralstat exposure, which may decrease efficacy. The use of EKTERLY with strong or moderate CYP3A4 inducers is not recommended.

Use in specific populations: Avoid use of EKTERLY in patients with severe hepatic impairment (Child-Pugh Class C). The recommended dosage of EKTERLY is one dose of 300 mg (one tablet) in patients with moderate hepatic impairment (Child-Pugh Class B).

There are no available data on EKTERLY in pregnant women to evaluate for a drug-associated risk of major birth defects, miscarriage, or other adverse maternal or fetal outcomes. There are no data on the presence of sebetralstat or its metabolite in human milk, the effects on the breastfed infant, or the effects on milk production.

The safety and effectiveness of EKTERLY in pediatric patients aged under 12 years of age have not been established.

To report SUSPECTED ADVERSE REACTIONS, contact KalVista Pharmaceuticals, Inc. at 1-855-258-4782 or FDA at 1-800-FDA-1088 or www.fda.gov/medwatch.

Please see full Prescribing Information.

FORWARD-LOOKING STATEMENT

This communication contains forward-looking statements related to Chiesi and KalVista. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “target,” “seek,” “believe,” “project,” “estimate,” “expect,” “position,” “strategy,” “future,” “likely,” “may,” “should,” “will” or the negative of these terms or similar references to future periods, although not all forward-looking statements contain these words. In this communication, forward-looking statements include statements about the post-closing operations and the outlook for the parties’ businesses, including, without limitation, the ability to commercialize current and future product candidates (including further commercialization of EKTERLY). Forward-looking statements are subject to certain risks, uncertainties or other factors that are difficult to predict, and could cause actual events or results to differ materially from those currently indicated in any such statements due to a number of risks and uncertainties. Those risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include, among other things: the effects of the transaction on relationships with employees, other business partners or governmental entities; the difficulty of predicting the timing or outcome of U.S. Food and Drug Administration approvals or actions, if any; the impact of competitive products and pricing; the risk that the businesses will not be integrated successfully and that Chiesi may not realize the potential benefits of the transactions; other business effects, including the effects of industry, economic or political conditions outside of the companies’ control; actual or contingent liabilities; the success of the parties’ efforts to commercialize EKTERLY, including revenues from sales of EKTERLY; the ability to successfully obtain additional foreign regulatory approvals for sebetralstat; expectations about the safety and efficacy of sebetralstat; and expectations regarding market adoption and utilization trends.

You should not place undue reliance on these statements. All forward-looking statements are based on information currently available to Chiesi and KalVista, and Chiesi and KalVista disclaim any obligation to update the information contained in this communication as new information becomes available.

Press Info:

Chiesi Group Contacts:

Anna Bonisoli Alquati, Head of Global External Communications: mediarelations@chiesi.com

Chiara Travagin, Head of Global Communications, Rare: mobile +39 348.8818985, e-mail: c.travagin@chiesi.com

Michela Lijoi, Global External Communications Sr. Manager: mobile +39 328.6353044, e-mail: m.lijoi@chiesi.com